June 11, 2019

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

       Re: Ideanomics, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed May 2, 2019
           File No. 001-35561

Dear Mr. Poor:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 44

1. We note you state that you have begun phasing out of the crude oil trading business and the electronics trading business. Please expand your MD&A and financial statement footnote disclosures to address the following, as appropriate, and advise us in detail.
        Indicate whether you have tested the related asset groups for recoverability based on their shortened useful lives and, if so, tell us the results of this testing.
        Explain to us your consideration of presenting these businesses as discontinued
          operations. In this regard, it is unclear if you have ceased to use long-lived assets and if so, whether they should be considered abandoned. We refer you to the guidance in
          ASC 205-20-45 and ASC 360-10-35-47.
 Alfred Poor
FirstName LastNameAlfred Poor
Ideanomics, Inc.
Comapany NameIdeanomics, Inc.
June 11, 2019
June 11, 2019 Page 2
Page 2
FirstName LastName

             Clearly disclose whether or not you anticipate earning any revenue from these businesses in the future.
Financial Statements, page F-1

2. Please provide condensed financial statements of the registrant, pursuant to 5-04 of
         Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.
Note 22. Subsequent Event
Disposal of Assets in exchange of GTDollar coins, page F-38

3. Please explain to us your consideration of reporting the YOD business as discontinued
         operation. In this regard, we note on page 40 that you did not generate any revenue from your YOD Legacy business during all of 2018 and its license content (carrying amount of
         $ 17 million) was sold in 2019. Refer to ASC 205-20-45-1.
4. It is unclear why you disclose that you received GTDollar coins in exchange for certain assets while on page 21 of your March 31, 2019 Form 10-Q you disclose you received
         GTB tokens. Please revise so that your disclosures are consistent and advise us.
Form 10-Q for the Quarter Ended March 31, 2019

Consolidated Balance Sheets, page 4, page 4

5. It appears that your account receivable outstanding as of December 31, 2018 and March
         31, 2019 relate to your oil and electronics consumer products trading businesses which had been phased out. Please include a note in the financial statements addressing the aging, terms and collectability of these receivables.
Note 1. Nature of Operations and Summary of Significant Accounting Policies Digital Tokens, page 11

6. Provide us with a more detailed discussion of your rights and obligations as a token holder and those of GTD, the token issuer. It is unclear to us whether the underlying asset of your
         GTB tokens which you hold as part of your "digital asset management service" represents an investment in GD or a right to access GD's platform (if operational). Further clarify whether the GTB tokens trade on Asia EDX Exchange or Asia EDX OTC per your disclosure on page 37.
Note 3. Revenue , page 13

7. Please disclose the input parameters and valuation technique that you used to measure the fair value of 7,083,333 GTB tokens received from GTD, your minority shareholder. Refer to ASC 820-10-50-1.
 Alfred Poor
Ideanomics, Inc.
June 11, 2019
Page 3
Note 6. Property, Plant and Equipment, net , page 15

8. Please disaggregate the cost of the land and buildings related to the University of
      Connecticut Hartford Campus from the Construction in Progress. Disposal of Assets in Exchange for GTB Tokens, page 21

9. We note your statement that in the disclosed nonmonetary exchange transaction, the fair values of GTB tokens are not reasonably determinable and therefore, you recorded the transaction with no gain or loss based on the carrying amounts of the assets relinquished.
      However, such accounting treatment is applicable only when "the fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits."
      Refer to condition (a) of ASC 845-10-30-3. In this regard, tell us the following:
        Why you concluded that the fair value of the GTB tokens is not reasonably determinable. In this regard, we note that you recorded your 2019 revenues based on the fair value of GTB tokens received.
        How you considered the fair value of the assets relinquished.
        Whether you tested the relinquished assets for recoverability while held and used.
        Whether you tested the relinquished assets for impairment prior to their disposal.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney
Advisor at (202) -551-3415 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameAlfred Poor
                                                            Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                            Office of
Telecommunications
June 11, 2019 Page 3
cc:       Susan Gault-Brown
FirstName LastName